Wiggin and Dana LLP Two Stamford Plaza 281 Tresser Boulevard Stamford, Connecticut 06901-3284 www.wiggin.com	Michael Grundei 203.363.7630 203.363.7676 fax mgrundei@wiggin.com

January 27, 2017

VIA EMAIL AND EDGAR

Mr. Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	magicJack VocalTec Ltd.

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 by Paul M. Posner, Carnegie Technologies Holdings, LLC et al.

Filed January 18, 2017

File No. 0-27648

Dear Mr. Hindin:

On behalf of Carnegie Technologies Holdings, LLC (“Carnegie”) and Paul M. Posner (together with Carnegie, the “Carnegie Parties”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter of January 23, 2017 (the “Comment Letter”), we submit this letter containing the Carnegie Parties’ responses to the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our responses.

General

1.	We note your response to prior comment 1. Both press releases filed under the cover of Schedule 14A pursuant to Exchange Act Rule 14a-12 on January 18, 2017 contain language referring security holders to read the proxy statement of magicJack when it becomes available. Please advise us whether Carnegie plans to send to security holders a definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a). We refer you to I.D.3. under the caption “Rule 14a-12” in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations.

Response 1: The Carnegie Parties respectfully acknowledge the Staff’s comment. We note that magicJack VocalTec Ltd. (“magicJack”) is domiciled under the laws of the State of Israel and is governed by the Companies Law, 5759-1999, of the State of Israel (the “Companies Law”).

Section 66(b) of the Companies Law provides that “one or more shareholders, who hold at least 1% of the voting rights at the Company’s general meeting of shareholders, may request the Board of Directors to include a matter on the agenda of any future general meeting, provided that such matter is appropriate for discussion and resolution at a general meeting.” The Carnegie Parties requested that its slate of directors be included on the meeting agenda in accordance with the Companies Law. Related disclosure with respect to such matter is then to be included in the magicJack proxy statement in accordance with Israeli law. For reference, we refer the Staff to Agenda Item 1 (and specifically 1B) of the magicJack preliminary proxy statement filed January 13, 2017, which includes such information with respect to a separate slate of directors proposed by Kanen Wealth Management LLC and Mr. David L. Kanen (collectively, “Kanen”).

Since the Companies Law provides a form of “proxy access”, the Carnegie Parties also filed a Schedule 14N on January 18, 2017. We note that the magicJack definitive proxy statement will include all required proxy disclosure with respect to the Board slate being proposed by the Carnegie Parties. Therefore, the Carnegie Parties do not presently intend to send to security holders a separate definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a), but will instead rely on the complete set of information with respect to its slate to be set forth in the definitive magicJack proxy statement.

We note further that item I.D.3. under the caption “Rule 14a-12” in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations states that: “One basis for permitting free communications under Rule 14a-12 was that security holders will receive a complete disclosure document containing all material information before having to make a voting decision.” In this instance, such a disclosure document will be provided to security holders - albeit by magicJack in accordance with the Companies Law. The interpretation appears to cover a situation where such information is never provided at all and is therefore clearly distinguishable from the present circumstances.

2.	Communications made in reliance on Rule 14a-12 must identify the participants in the solicitation and describe the participants’ “direct or indirect interests.” Carnegie did not include this information in its soliciting materials filed on January 18 but instead referred security holders to “the proxy statement of magicJack VocalTec Ltd. and other documents related to the solicitation of proxies on behalf of Paul M. Posner and Carnegie Technologies Holdings, LLC, from the shareholders of magicJack VocalTec Ltd., for use at its annual meeting when they become available” (emphasis added). Please note that the legend must advise security holders where they can currently obtain such information as opposed to referring them to future filings. See Rule 14a-12(a)(l)(i) and SEC Release No. 33-7760, including the release text accompanying footnote 77 (October 22, 1999). Please provide this information in all future soliciting materials.

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Response 2: The Carnegie Parties respectfully acknowledge the Staff’s comment. Future soliciting materials will identify the participants in the solicitation and describe the participants’ direct or indirect interests in accordance with applicable regulations.

3.	We note your response to prior comment 2, including the supplemental information you have provided to support such statements. Should Carnegie make similar statements in future soliciting materials, please consider including this supplemental information.

Response 3: The Carnegie Parties respectfully acknowledge the Staff’s comment and will consider including this supplemental information, as appropriate, in future soliciting materials.

Press release dated January 13, 2017 filed as soliciting material pursuant to Rule 14a-12

4.	Refer to prior comments 2 and 4 and comment 3 above. With a view towards disclosure, please provide support for the following statements or refrain from using such statements in the future:

•        “[magicJack] .... faces a number of critical financial, operating and commercial decisions ...”

•        “shareholders should note that the Company is attempting to deny them the opportunity to vote for Carnegie’s nominees by claiming, incorrectly, that the nominations were technically flawed.” (emphasis added)

•         “The Company has failed to manage its own initiative of redomestication and is facing a delisting by not holding its annual meeting by the regulated date.”

•         “When presented with the Carnegie offer, the current board apparently failed to run a comprehensive process to evaluate if other interested parties would consider bidding for some or all of the Company.”

Response 4: The Carnegie Parties respectfully acknowledge the Staff’s comment. The Carnegie Parties respectfully advise the Staff that a reasonable factual basis exists for the listed statements. Support for such statements is set forth with respect to each such item below:

“[magicJack] ... faces a number of critical financial, operating and commercial decisions ...”

Response 4a: As disclosed in its public filings, magicJack has embarked on a difficult business initiative to penetrate the highly-competitive SMB (small and medium sized business) market, and has devoted significant organic resources to the effort. It launched a new SMB division on February 19, 2016, and then acquired Broadsmart on March 15, 2016. Based on magicJack’s public comments and reports, both the organic and inorganic initiatives are not performing to expectations and are draining company resources. As further evidence, magicJack announced on January 24, 2017 that it is revamping the SMB business unit and the head of the division is leaving the company. In addition, the Carnegie Parties note that on December 30, 2016

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magicJack announced that its current CEO will be transitioning out of the company, and the board of directors has no replacement for the role, putting magicJack in a more precarious situation as it relates to negotiating commercial agreements and operating the company.

“shareholders should note that the Company is attempting to deny them the opportunity to vote for Carnegie’s nominees by claiming, incorrectly, that the nominations were technically flawed.” (emphasis added)

Response 4b: The Carnegie Parties’ Israeli counsel received correspondence on January 12, 2017 from magicJack’s Israeli counsel rejecting the inclusion of the Carnegie Parties Board slate from the annual meeting agenda, purportedly based on a number of technicalities. The Carnegie Parties’ Israeli counsel advised that such rejection was without merit. After further correspondence between such counsel, magicJack subsequently agreed, in a letter from its Israeli counsel dated January 23, 2017, to include the Carnegie Parties’ Board slate in magicJack’s proxy statement. Assuming magicJack does so, the issue is moot and the Carnegie Parties will refrain from further references to the indicated language.

“The Company has failed to manage its own initiative of redomestication and is facing a delisting by not holding its annual meeting by the regulated date.”

Response 4c: With respect to delisting, we refer the Staff to magicJack’s Form 8-K filed on January 5, 2017, which contains the following language:

“On January 3, 2017, magicJack Vocaltec Ltd. (the “Company”) received a letter from the staff of the Listing Qualifications Department of The Nasdaq Stock Market (“NASDAQ”) notifying the Company that the Company no longer complies with NASDAQ Listing Rule 5620(a) for continued listing due to its failure to hold an annual meeting of shareholders within twelve months of the end of the Company's fiscal year ended December 31, 2015. The Company's last annual meeting of shareholders was held on July 8, 2015. As a result, as of January 3, 2017, the Company had 45 calendar days to submit a plan to regain compliance. If NASDAQ accepts the Company's plan, NASDAQ can grant an exception of up to 180 calendar days from the fiscal year ended December 31, 2016, or until June 29, 2017, to regain compliance.”

With respect to redomestication, we note that magicJack announced in a press release on May 10, 2016, its intention to redomesticate its corporate domicile from Israel to Delaware. This press release was attached as Exhibit 99.3 to a Form 8-K filed on May 13, 2016. We note that magicJack has no longer made any mention of redomestication plans and the item does not appear on the agenda for the forthcoming annual meeting.

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“When presented with the Carnegie offer, the current board apparently failed to run a comprehensive process to evaluate if other interested parties would consider bidding for some or all of the Company.”

Response 4d: We refer the Staff to magicJack’s preliminary proxy materials filed on January 13, 2017. These materials contain a lengthy description under the heading “Background of the Solicitation” of discussions with both Kanen and Carnegie. The disclosure under the sub-heading “Carnegie” provides a detailed description of a bid made by Carnegie during 2016 to acquire magicJack. The absence of disclosure of any further strategic alternatives process, and the absence of any definitive disclosure of such a transaction, supports the statement that “the current board apparently failed to run a comprehensive process to evaluate if other interested parties would consider bidding for some or all of the Company.” (emphasis added).

We hope that the foregoing have been responsive to the Staff’s comments. Based on the foregoing, while the Carnegie Parties will be mindful of the Staff’s comments with respect to future filings, the Carnegie Parties do not believe that any corrective disclosure is required with respect to the Press Release.

If you have any further questions regarding our responses to your comments, please do not hesitate to call the undersigned at (203) 363-7630 or Scott Kaufman at (212) 551-2639.

Sincerely,

/s/ Michael Grundei

Michael Grundei

cc:	Paul M. Posner

Scott L. Kaufman (Wiggin and Dana LLP)

Lee Sandoloski (Rosenthal Pauerstein Sandoloski Agather LLP)

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